(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number 000-50807 NOTIFICATION OF LATE FILING

For Period Ended: July 1, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

Design Within Reach, Inc.

Former Name if Applicable:

Not Applicable

Address of Principal Executive Office (Street and Number):

225 Bush Street, 20th Floor

City, State and Zip Code

San Francisco, California 94104

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Design Within Reach, Inc. (the “Company”) has been delayed in filing its Quarterly Report on Form 10-Q because of turnover in management. The Company’s former corporate controller and vice president of finance resigned from the Company on June 23, 2006, and a new vice president of finance was appointed on July 5, 2006. In addition, the Company has announced that its chief financial officer intends to resign after the Form 10-Q is filed or by September 1, 2006 and has announced the hiring of a new chief financial officer, who will take over such position effective September 5, 2006. The disruptions caused by these management changes have caused unforeseen delay with completing the Form 10-Q for the six months ended July 1, 2006. As a result, the Company was unable to file its Form 10-Q without unreasonable expense and effort. The Company is reviewing its financial results for the six months ended July 1, 2006, and is working with its independent registered public accounting firm to finish the review of its unaudited quarterly financial results as soon as practicable.

The Company intends to finalize and file its Form 10-Q on or before August 15, 2006.

IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ken La Honta (Name)	(415) (Area Code)	676-6500 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report greater net sales for the six months ended July 1, 2006 than for the six months ended July 2, 2005. Unlike the first six months of 2005, the Company expects to report a net loss for the first six months of 2006. However, the Company expects that the net loss for the second quarter of 2006 will be less than the net loss the Company reported for the first quarter of 2006.

Design Within Reach, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 11, 2006	By	/s/ Ken La Honta
Ken La Honta
Chief Financial Officer